Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

The following Frequently Asked Questions were sent to employees of ScanSoft’s Productivity Applications Division:

Nuance Merger

Frequently Asked Questions
Productivity Applications Division

General Questions

Q.	When will the transaction close?

A.	Pending regulatory and shareholder approvals, the companies expect the transaction to close in September 2005.

Q.	What will the management structure of the combined company be?

A.	Paul Ricci, Steve Chambers and John Shagoury will remain in their current positions at ScanSoft. Both ScanSoft and Nuance have strong, talented management teams and the combined company will take advantage of their skills as it scales the business. Decisions regarding management and structure will be made as the companies near the closing date later this year. As part of the agreement however, two of Nuance’s board members, including Chuck Berger, president and CEO of Nuance, will join the ScanSoft board of directors upon closing the transaction.

Q.	Does ScanSoft anticipate divesting from its imaging business?

A.	ScanSoft’s imaging business is an important component of its growth and success and there are no plans to sell the business.

Q.	Why are we changing the company name to Nuance?

A.	As a part of this transaction, scheduled to close later this year, we will change the name of the combined company to Nuance. ScanSoft has been focused on delivering productivity solutions based on both imaging and speech technologies, meaning that the company represents more than a specific technology. Moving to a technology neutral name presents us with a great opportunity to use a name that is respected and known in the speech industry yet inclusive enough to use for the entire company, including the imaging business.

Product Questions

Q.	Does ScanSoft anticipate divesting from its imaging business?

A.	No. In fact ScanSoft has expectations of growth within our imaging business, and while this transaction revolves around speech technologies and products, it clearly enables the combined company to continue to provide technical and product leadership within our imaging solutions. The ScanSoft Productivity Applications Division will continue to focus on delivering the best imaging solutions available, extending our leadership in scanning, OCR, PDF and document management.

ScanSoft’s imaging solutions have been selected by nearly 100% of hardware and software vendors delivering imaging solutions, including Autodesk, Avision, Brother, Canon, Captiva, Corex, Dell, FileNET, HP, Kofax, Konica, Kyocera, Lexmark, Microsoft, Visioneer and Xerox. ScanSoft remains committed to delivering innovative solutions to our partners – solutions that lead the industry in accuracy, capabilities and value.

Q.	Why is this good for Dragon Dictation Solution customers?

A.	While Nuance is focused on call center applications and not dictation solutions and technologies, we expect that Dragon will benefit from this acquisition – especially in the area of accuracy gains. We will, however, maintain a separate and dedicated Dragon development group. We have high expectations for growth in our Dragon Dictation Solutions line.

ScanSoft and Nuance speech technologies and products span a number of areas, including dictation, text-to-speech, network-based speech recognition, speaker verification and embedded/mobile and related professional services. By joining forces, customers can expect the combined organization to offer the broadest array of speech technologies available on a global scale to provide more complete solutions to customers and partners more effectively and efficiently.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft, Inc. plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance Communications, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company, the future composition of the board of directors of the combined company, ScanSoft’s plans for its imaging business, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.